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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CCS TRANSACTIONS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 SOUTH 5TH STREET, SUITE 2700
(No. and Street)

MINNEAPOLIS	MN	55402
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

WIL BECKER	612-230-3130	wil.becker@chartwellfa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BAKER TILLY US LLP
(Name – if individual, state last, first, and middle name)

777 E WISCONSIN AVE, 32ND FLOOR	MILWAUKEE	WI	53202
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILFRED BECKER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CCS TRANSACTIONS, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KIMBERLY A JOHNSON
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2026

Signature: [signature]

Title:
CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CCS Transactions, LLC

Financial Statements with Supplemental Information Pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 Including Report of Independent Registered Public Accounting Firm

As of and for the Year Ended December 31, 2022

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Member and Board of Governors of
CCS Transactions, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CCS Transactions, LLC (the Company) as of December 31, 2022, the related statements of operations and member's capital and cash flows for the year then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934 and Computation for Determination of the Reserve Requirement and Information Relating to Possession or Control Requirements (collectively, the supplemental information), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly US, LLP

We have served as the Company's auditor since 2015.

Milwaukee, Wisconsin
March 22, 2023

Statement of Financial Condition

As of December 31, 2022

Current Assets	
Cash	$ 984,535
Total Assets	$ 984,535
Liabilities and Member's Capital	
Liabilities	
Accounts payable	$ 2,000
Accrued expenses	2,298
Due to member	398,526
Total Liabilities	402,824
Member's Capital	581,711
Total Liabilities and Member's Capital	$ 984,535

Notes to Financial Statements are an integral part of this Statement.

Statement of Operations and Member's Capital

For the year ended December 31, 2022

Revenue	
Transaction success fees	$ 24,895,263
Retainer and hourly fees	1,621,918
Total Revenue	26,517,181
Expenses	
Reimbursed referral fees	5,223,216
Human capital	14,731,434
Marketing	45,593
Expense allocation from member	1,239,059
Other	145,806
Total Expenses	21,385,108
Operating Income	5,132,073
Other	
Other (income) expense, net	(17,618)
Net Income	5,149,691
Member's Capital, Beginning of Year	2,982,020
Distribution to Member	(7,550,000)
Member's Capital, End of Year	$ 581,711

Notes to Financial Statements are an integral part of this Statement.

Statement of Cash Flows

For the year ended December 31, 2022

Cash Flows from Operating Activities	
Net income	$ 5,149,691
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in operating assets:	
Unbilled Receivables	13,722
Change in operating liabilities:	
Accrued expenses	(42,414)
Due to member	113,233
Net Cash Provided by Operating Activities	5,234,232
Net Cash Used in Financing Activities	
Distribution to member	(7,550,000)
Net Decrease in Cash	(2,315,768)
Cash - Beginning of Year	3,300,303
Cash - End of Year	$ 984,535

Notes to Financial Statements are an integral part of this Statement.

Notes to Financial Statements

As of and for the year ended December 31, 2022

NOTE 1 - INDUSTRY OPERATIONS

CCS Transactions, LLC (the Company) is a Minnesota limited liability company offering corporate financial advisory and investment banking advisory services related to mergers, acquisitions, and private placement services to clients primarily located in the United States.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and its membership was approved on December 9, 2010. The Company is also a member of the Securities Investor Protection Corporation (SIPC). CCS Transactions, LLC is designated as a limited broker-dealer as it does not maintain any customer accounts or hold any customer funds or securities.

The Company is wholly owned by Chartwell Financial Advisory, Inc. (the Member).

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting – The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Aspects of a Limited Liability Company - As a limited liability company, the Member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of Member interest. Allocation of profits, losses and distributions are in accordance with the terms as defined in the operating agreement. The Company shall remain in perpetuity unless sooner terminated, as provided in the operating agreement.

Cash - The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in these accounts. The Company believes it is not exposed to significant credit risk on cash.

Revenue Recognition – The Company provides investment banking advisory services on mergers and acquisitions ("M&A") and debt placements. Revenue relating to transaction opinions is recognized at the point the opinion is delivered and financial consulting is generally recognized over time at staff prevailing hourly billing rates in which the performance obligations are simultaneously provided by the Company and control is transferred to the client. Revenue from split fee contracts with hourly fees and a potential success fee are recognized as performance obligations are provided by the Company and at the point in time that engagement stipulations are completed, and the success fee is earned. Revenue for success fee-based only advisory engagements are recognized at the point in time that performance obligations under the engagement is completed (the closing date of the transaction). At December 31, 2022, the Company did not have any contract liabilities.

The Company has a commission sharing agreement with another registered broker-dealer related to the placement of a variable life insurance product. Revenue for the placement of variable life insurance products is recognized at the point in time when commissions are received under this agreement. For the year ended December 31, 2022, the Company did not earn revenue for placement of variable life insurance products.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Summary of Significant Accounting Policies (Continued)

Allowance for Credit Losses - The Company follows Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. There were no financial assets held that were in scope of ASC 326 as of December 31, 2022.

Income Taxes - The Company is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. The Member reports all items of Company income, expense, gain and loss on its income tax returns and is liable for the resulting income tax liability on these items. Accordingly, the financial statements do not reflect a provision for income taxes.

Subsequent Events - The Company has evaluated subsequent events for recognition or disclosure through March 22, 2023, the date the financial statements were available to be issued.

NOTE 3 - UNIFORM NET CAPITAL RULE

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital requirements such that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2022, the Company had net capital of $581,711, which was $554,856 in excess of its required net capital of $26,855 and a ratio of aggregate indebtedness to net capital of 0.692 to 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has an expense-sharing agreement with its Member. It has been agreed by the parties that expenses will be allocated in accordance with the agreement whereby the Company will pay for labor expenses incurred by the Company and a share of the overhead expenses incurred by the Member. Overhead expenses are allocated based on the Company's share of labor expenses. As of December 31, 2022, the Company owed the Member $398,526 under this agreement.

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2022

Net Capital		
Total ownership equity from statement of financial condition	$	581,711
Deductions:		
Non-allowable assets		-
Net Capital before haircuts		581,711
Haircut on Securities		-
Net Capital	$	581,711
Aggregate Indebtedness:		
Total Liabilities from statement of financial condition	$	402,824
Computation of Basic Net Capital Requirements:		
6 2/3% of aggregate indebtedness	$	26,855
Minimum net capital required (under SEC Rule 15c3-1)	$	5,000
Excess net capital	$	554,856
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	541,429
Ratio of aggregate indebtedness to net capital		0.692 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's originally filed unaudited Form X-17A-5, Part II-A filing as of December 31, 2022

Schedule II – Computation for Determination of the Reserve Requirement and Information Relating to Possession or Control Requirements

For the year ended December 31, 2022

The company will not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 of the SEC Release No. 34-70073. The Company has represented that it does not and will not,

1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers
2) carry accounts of or for customers
3) carry PAB accounts (as defined in Rule 15c3-3)

The Company's business activities are, and will remain:

a) effecting securities transactions via a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and
b) receiving transaction-based compensation for assisting with potential merger and acquisition opportunities for clients or referring securities transactions to other broker-dealers

bakertilly

Report of Independent Registered Public Accounting Firm

To the Member and Board of Governors of
CCS Transactions, LLC

We have reviewed management's statements, included in the accompanying CCS Transactions, LLC Exemption Report, in which (1) CCS Transactions, LLC stated that CCS Transactions, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) CCS Transactions, LLC stated that CCS Transactions, LLC is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because CCS Transactions, LLC limits its business activities exclusively to: (i) effecting securities transactions via a subscription way basis where the funds are payable to the issuer or its agent and not to CCS Transactions, LLC and (ii) receiving transaction-based compensation for assisting with potential merger and acquisition opportunities for clients or referring securities transactions to other broker-dealers and CCS Transactions, LLC (i) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2022 without exception. CCS Transactions, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CCS Transactions, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly US, LLP

Milwaukee, Wisconsin
March 22, 2023

EXEMPTION REPORT

CCS Transactions, LLC Exemption Report

CCS Transactions, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for assisting with potential merger and acquisition opportunities for clients or referring securities transactions to other broker-dealers; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CCS Transactions, LLC

I, Wilfred F. Becker, Jr., swear (or affirm) that, to the best of my knowledge and belief, the Exemptions Report is true and correct.

By:

Title: Chief Executive Officer

Date: March 22, 2023

bakertilly

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Management and Board of Governors of
CCS Transactions, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of CCS Transactions, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting a difference of $18,418 between the total adjustments amount of $5,241,634 reported in Form SIPC-7 and the total adjustments amount of $5,223,216 reported in the supporting schedules and working papers;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting a $28 difference in the general assessment based on the difference identified in procedure #3 above; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Baker Tilly US, LLP

Milwaukee, Wisconsin
March 22, 2023

SIPC Assessment and Payments

Schedule of Securities Investor Protection Corporation Assessments and Payments

For the year ended December 31, 2022

		Amount
Total assessment	$	31,913
SIPC-6 general assessment Payment made on August 30, 2022		(29,615)
SIPC-7 general assessment Payment made on January 17, 2023		(2,298)
Total assessment balance	**$**	**-**